Item 1(a)	Name of Issuer:

		S&T Bancorp, Inc.



Item 1(b)	P.O. Box 190, 800 Philadelphia Street, Indiana, PA
15701



Item 2(a)	Name of Person Filing:

		S&T Bank

		Lisa K. Wymer, VP Trust Operations Manager



Item 2(b)	P.O. Box 220, 43 South 9th Street, Indiana, PA  15701



Item 2(c)	Pennsylvania



Item 2(d)	Common Stock



Item 2(e)	783859 10 1



Item 3.		If this statement is filed pursuant to Rules 13 d-1(b),
or 13d-2(b).

		check whether the person filing is a:

	(b)	[ x ]  Bank Trust Department



Item 4.		Ownership

	(a)	2,844,632.736

	(b)	10.67%

	(c)

		(i)	1,515,819.070

		(ii)	1,328,813.666

		(iii)	1,515,819.070

		(iv)	      - 0 -



Item 5.		Ownership of  Five Percent or Less of a Class



			Not Applicable



Item 6.		Ownership of More than Ten Percent on Behalf of Another
Person.



			Not Applicable



Item 7.		Identification and Classification of the Subsidiary
Which Acquired the

		Security Being Reported on By the Parent Holding Company



			Not Applicable



Item 8.		Identification and Classification of the Group



			Not Applicable





Item 9.		Notice of Dissolution of Group



			Not Applicable

Item 10.	Certification



	By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



Signature



	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





January 9, 2004
___________________________

Date





S&T Bank





By


/s/ Lisa K. Wymer
____________________________



Lisa K. Wymer

VP Trust Operations Manager